UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2018

__________________

Commission File Number: 001-13742

ISRAEL CHEMICALS LTD.

(Exact name of registrant as specified in its charter)

Israel Chemicals Ltd.

Millennium Tower

23 Aranha Street

P.O. Box 20245

Tel Aviv, 61202 Israel

(972-3) 684-4400

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ISRAEL CHEMICALS LTD.

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form S-8 (Registration Number: 333-205518) of Israel Chemicals Ltd. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

ISRAEL CHEMICALS LTD.

1.	Notice of Annual General Meeting of Shareholders and Proxy Statement, dated July 16, 2018

Item 1

ISRAEL CHEMICALS LTD.

NOTICE OF

ANNUAL GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that an Annual General Meeting of Shareholders (the “Meeting”) of Israel Chemicals Ltd. (the “Company”) will be held on August 20, 2018, at 10:00 a.m. (Israel time), at the offices of the Company, Millennium Tower, 23 Aranha Street, 22nd Floor, Tel Aviv, Israel, for the following purposes:

(1)	Re-election of Messrs. Johanan Locker, Avisar Paz, Aviad Kaufman, Sagi Kabla, Ovadia Eli, Reem Aminoach and Lior Reitblatt as directors, effective as of the date of this meeting;
(2)	Election of Dr. Nadav Kaplan as external director;
(3)	Reappointment of Somekh Chaikin, a member of KPMG International, as our independent auditor;
(4)	Review of our audited financial statements for the year ended December 31, 2017;
(5)	Subject to their re-election as set forth in item 1 above and election as set forth in item 2 above, approval of equity compensation for 2019 for certain directors;
(6)	Subject to his re-election as set forth in item 1 above, approval of equity compensation for 2018 to our Executive Chairman of the Board, Mr. Johanan Locker;
(7)	Approval of the annual bonus for 2017 and a special bonus, to our retiring Acting CEO of the Company, Mr. Asher Grinbaum.

Shareholders of record at the close of business on July 19, 2018 (the “Record Date”) are entitled to participate in, and to vote at, the Meeting and any adjournments or postponements thereof. All shareholders are cordially invited to attend the Meeting in person.

Shareholders who will not attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and to return it promptly and no later than the Cut-Off Date (as defined below) in the pre-addressed envelope provided. No postage is required if mailed in the United States.

If a shareholder’s shares are held through a member of the Tel Aviv Stock Exchange (“TASE”), such shareholder should deliver or mail (via registered mail) his, her or its completed Hebrew written ballot (in the form filed by the Company via MAGNA, the online platform of the Israel Securities Authority ("ISA")) to the offices of the Company not less than 4 hours prior to the time scheduled for the Meeting, at the address set forth above, attention: Lisa Haimovitz, Senior Vice President, Global General Counsel and Corporate Secretary, together with a proof of ownership (ishur baalut), as of the Record Date, issued by that member of the TASE. Alternatively, shares held via a TASE member may be voted electronically via the ISA's electronic voting system up to 6 hours before the time fixed for the Meeting. Shareholders should receive instructions about electronic voting from the TASE member through which they hold their shares.

If your shares are held in a stock brokerage account or by a bank or other holder of record (other than through a member of the TASE), you are considered the beneficial owner of shares held in “street name.” The street name holder of record will provide you with instructions that you must follow in order to have your shares voted.

By Order of the Board of Directors, Lisa Haimovitz Senior Vice President, Global General Counsel and Corporate Secretary

Dated: July 16, 2018

ISRAEL CHEMICALS LTD.

PROXY STATEMENT

This Proxy Statement is furnished to the holders of Ordinary Shares, par value NIS 1.00 per share (the “Ordinary Shares”), of Israel Chemicals Ltd. (the “Company” or "ICL") in connection with the solicitation by the Board of Directors of the Company (the “Board of Directors” or “Board”) of proxies for use at the Annual General Meeting of Shareholders (the “Meeting”), or at any postponement or adjournment thereof, pursuant to the accompanying Notice of the Annual General Meeting of Shareholders. The Meeting will be held on August 20, 2018, at 10:00 a.m. (Israel time), at the offices of the Company, Millennium Tower, 23 Aranha Street, 22nd Floor, Tel Aviv, Israel.

The agenda of the Meeting will be as follows:

(1)	Re-election of Messrs. Johanan Locker, Avisar Paz, Aviad Kaufman, Sagi Kabla, Ovadia Eli, Reem Aminoach and Lior Reitblatt as directors, effective as of the date of this meeting;
(2)	Election of Dr. Nadav Kaplan as external director;
(3)	Reappointment of Somekh Chaikin, a member of KPMG International, as our independent auditor;
(4)	Review of our audited financial statements for the year ended December 31, 2017;
(5)	Subject to their re-election as set forth in item 1 above and election as set forth in item 2 above, approval of equity compensation for 2019 for certain directors;
(6)	Subject to his re-election as set forth in item 1 above, approval of equity compensation for 2018 to our Executive Chairman of the Board, Mr. Johanan Locker;
(7)	Approval of the annual bonus for 2017 and a special bonus, to our retiring Acting CEO of the Company, Mr. Asher Grinbaum.

The Company currently is not aware of any other matters that will come before the Meeting. If any other matters properly come before the Meeting, the persons designated as proxies may vote in accordance with their judgment on such matters. As more fully described in this Proxy Statement, shareholders may present proposals for consideration at the Meeting by submitting their proposals to the Company no later than July 23, 2018.

A form of proxy for use at the Meeting is enclosed. Unless otherwise indicated specifically on the form of proxy, Ordinary Shares represented by any proxy in the enclosed form will be voted in favor of all the matters to be presented at the Meeting, as recommended by the Board. To be valid, a proxy must be properly executed and received by the Company no less than four hours prior to the time scheduled for the Meeting, unless a shorter period is determined by the chairman of the Meeting.

If a shareholder’s shares are held through a member of the Tel Aviv Stock Exchange (“TASE”), such shareholder should deliver or mail (via registered mail) his, her or its completed Hebrew written ballot (in the form filed by the Company via MAGNA, the online platform of the Israel Securities Authority (“MAGNA” and “ISA”, respectively) to the offices of the Company not less than 4 hours prior to the time scheduled for the Meeting, at the address set forth above, attention: Lisa Haimovitz, Senior Vice President, Global General Counsel and Corporate Secretary, together with a proof of ownership (ishur baalut), as of the Record Date, issued by that member of the TASE. Alternatively, shares held via a TASE member may be voted electronically via the ISA's electronic voting system, up to 6 hours before the time fixed for the Meeting. Shareholders should receive instructions about electronic voting from the TASE member through which they hold their shares.

Shareholders may revoke the authority granted by their execution of proxies by delivering to the Company a written notice of revocation or duly executed proxy bearing a later date, provided such revocation notice or later-dated proxy is received by the Company at least 48 hours before the Meeting, or by voting in person at the Meeting. On all matters considered at the Meeting, abstentions will be treated as neither a vote “for” nor “against” the matter, although they will be counted in determining whether a quorum is present.

Proxies for use at the Meeting are being solicited by the Board of Directors of the Company. Only shareholders of record at the close of business on July 19, 2018 (the “Record Date”) will be entitled to vote at the Meeting. Proxies are being mailed to shareholders on or about July 30, 2018 and will be solicited mainly by mail. However, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, e-mail or other personal contact. The Company will bear the cost for the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

On July 11, 2018, 1,304,717,739 Ordinary Shares were outstanding. Subject to the voting restrictions described below, each Ordinary Share is entitled to one vote upon each of the matters to be presented at the Meeting. Two or more shareholders holding in the aggregate more than 50% of the outstanding voting power in the Company, present in person or by proxy and entitled to vote, will constitute a quorum at the Meeting. If within half an hour from the time scheduled for the Meeting, a quorum is not present, the Meeting shall be adjourned to the same day in the following week, at the same time and place. If a quorum is not present within half an hour from the time scheduled for the adjourned meeting, then two shareholders with voting rights, who collectively hold at least one-third of the Company’s issued share capital, who are present, in person or by proxy, shall be a quorum and be permitted to discuss and decide on the issues for which the Meeting was convened.

Joint holders of Ordinary Shares should take note that, pursuant to Article 75 of the Articles of Association of the Company, the vote of the most senior of such joint holders who tenders a vote, in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s). For this purpose, seniority will be determined by the order in which the names stand in the Company’s Shareholders Register.

PRINCIPAL ORDINARY SHAREHOLDERS

        The following table presents as of July 15, 2018 (unless otherwise noted below) the beneficial ownership of our Ordinary Shares by each person who is known by us to be the beneficial owner of 5% or more of our outstanding Ordinary Shares. The data presented is based on information provided to us by the holders or disclosed in public regulatory filings.

	Ordinary Shares Beneficially Owned(1)
Shareholder	Number	Percentage
Israel Corporation Ltd.(2)	587,178,761	45.87%

(1)	The percentages shown are based on 1,280,007,189 Ordinary Shares issued and outstanding as of July 11, 2018 (after excluding shares held by us or our subsidiaries).

(2)	Our controlling shareholder is Israel Corporation Ltd. (“Israel Corp.“), a public company listed on the TASE. Based on the information we received from Israel Corp., Millennium Investments Elad Ltd. (“Millennium”) and Mr. Idan Ofer are considered as controlling shareholders jointly of Israel Corp. for purposes of the Israeli Securities Law (each of Millennium and Mr. Ofer hold shares in Israel Corp. directly, and Mr. Ofer serves as a director of Millennium and has an indirect interest in it as the beneficiary of a foreign discretionary trust that has indirect control of Millennium as detailed below). A discretionary trust in which Mr. Idan Ofer is the beneficiary, indirectly holds 80% of the economic interest in Millennium, which holds approx. 46.94% of the issued and outstanding shares of Israel Corp. The foregoing discretionary trust, also indirectly holds an additional approx. 0.74% of the issued and outstanding shares of Israel Corp. A second discretionary trust in which Mr. Ofer is the beneficiary, controls 50% of the ordinary share capital of XT Holdings Ltd. (“XT Holdings”), which indirectly holds 20% of the economic interest in Millennium. Mr. Ofer also owns directly approx. 3.85% of the issued and outstanding shares of Israel Corp. Each of the foregoing persons disclaims beneficial ownership of any securities of ICL held by Israel Corp., except to the extent of its pecuniary interest therein, if any, excludes 15,626,648 Ordinary Shares currently subject to certain forward sales agreements. Israel Corp. does not currently have voting rights or dispositive power with respect to the Ordinary Shares subject to the forward sales agreements, which shares have been made available for the forward counterparties. Under such agreements, Israel Corp. will not regain voting rights and dispositive power with respect to all or a portion of such Ordinary Shares ("physical settlement") unless it informs the forward counter parties otherwise at the relevant settlement dates specified in such agreements. As of the date hereof, settlement under such forward sales agreements has begun and is expected to continue to be executed in components, on a number of settlement dates over a period of approx. 1.25 years. Even though Israel Corp. has less than 50% of our Ordinary Shares, it still has a major impact on the Meeting and will de facto have the power to appoint directors and have a strong influence upon the composition of our Board of Directors.

PROPOSAL

EXECUTIVE COMPENSATION

For information regarding compensation paid to our five highest compensated officers in 2017, please see “Item 6. Directors, Senior Management and Employees – B. Compensation” in our 2017 Annual Report on Form 20-F (the “2017 20-F”) which was filed with the U.S. Securities and Exchange Commission (“SEC”) on March 7, 2018. For information regarding the total compensation for 2017 and 2018 for Mr. Grinbaum assuming the approval of the proposed 2017 annual bonus and the proposed Special Bonus, please see Item 7 below.

Item 1 – Re-election of Directors

At the Meeting, seven of our directors are to be re-elected, each to hold office until the close of the next Annual General Meeting of Shareholders, unless any office is earlier vacated. The nominees, if re-elected at the Meeting, together with our external directors, Dr. Miriam Haran (until her end of tenure at August 29, 2018), Ms. Ruth Ralbag and our proposed nominee to serve as an external director, Dr. Nadav Kaplan, if elected under item 2 below, will constitute the entire Board of Directors. In addition to our external directors, including the nominee to serve as an external director, Mr. Lior Reitblatt, is classified as an independent director under the Israeli Companies Law, 5759-1999 (the "Israeli Companies Law"). Messrs. Aminoach and Reitblatt (as well as our external directors, as set forth above) are independent under the rules applicable to U.S. companies listed on the NYSE. Each of the nominees hereunder has confirmed that he or she complies with all qualifications of a director under the Israeli Companies Law and thus is qualified to serve on our Board of Directors.

Our directors are normally elected by our shareholders at our annual meeting. Our Board of Directors is also authorized to appoint directors in order to fill vacancies or for any other reason. A majority of the members of our Board of Directors must be both citizens and residents of Israel. The approval of at least a majority of the voting rights represented at a shareholders' meeting and voting on the matter is generally required to remove any of our directors from office (other than external directors). If the office of a director falls vacant and no other director is elected and/or appointed in his or her place, the remaining directors may act in any matter as long as there are no less than seven remaining directors. If there are less than seven directors serving on the Board, they shall convene a general meeting of the shareholders of the Company as soon as possible to elect directors, and until the convening of such meeting, the remaining directors may take essential actions only. We are not aware of any reason why any of the nominees, if re-elected, would be unable to serve as a director.

If re-elected, each director who is not an office holder of Israel Corp. (the directors who are office holders of Israel Corp., Avisar Paz, Aviad Kaufman and Sagi Kabla, will be referred to as the "IC Directors") and is not the Executive Chairman of the Board (for purposes of this proxy, the directors who are neither IC Directors nor the Executive Chairman of the Board will be collectively referred to as "Non-Executive Directors"), will be entitled to receive compensation as detailed in Item 6. 'Directors, Senior Management and Employees' – B. 'Compensation' in our 2017 20-F. The IC Directors do not receive additional compensation for their services as Company directors. Instead, such fees are included in the annual management fees we pay to Israel Corp. pursuant to our agreement with them. Our Executive Chairman of the Board, Mr. Johanan Locker, does not receive any additional compensation for his services other than the compensation already approved by our shareholders on August 29, 2016, August 2, 2017 and April 24, 2018. If re-elected, and subject to the shareholders' approval, our Executive Chairman of the Board, Mr. Johanan Locker will be entitled to receive equity based compensation as detailed in Item 6 below.

If re-elected, and subject to the shareholders' approval, each of our Non-Executive Directors will be entitled to receive equity based compensation as detailed in Item 5 below.

Furthermore, if re-elected each director will continue to be entitled to insurance, indemnification and exemption arrangements.

A brief biography of each nominee is set forth below:

Johanan Locker. Mr. Johanan Locker serves as director since April 2016 and as Chairman of the Board since August 2016. Prior to joining our Board, Mr. Locker was the CEO of Clal Heavy Industries and Real Estate Ltd. (2014-2016). He served as chairman of the boards of several companies, including Beit Shemesh Engines, Hadera Paper, the Golf & Co. Group and Clal Sun. He

was also a board member of Mashav Initiating and Development, Taavura Holdings and Jafora-Tabori. Mr. Locker served as strategic consultant of Clal Industries Ltd. (2013-2014) and as the Military Secretary to the Prime Minister of Israel (2010-2012). Mr. Locker holds the military rank Major General (reserve), held various command positions in the Israeli Air Force, among them IAF chief of staff, deputy IAF commander (2008-2010), head of Air Division (2005-2008), commander of the Hatzerim IAF Base (2001-2004) and head of the Planning Division (1997-2001). Mr. Locker held several positions in the operational headquarters of the Israeli Air Force (1994-1996) and served as a fighter squadron commander (1991-1994). He is also the Chairman of the Friends of Soroka Medical Center Association. Mr. Locker holds a BA in Economics and Business Administration (with honors) from the Bar Ilan University and an MA in Public Administration from the Kennedy School of Government at Harvard University.

Avisar Paz. Mr. Paz serves as director since April 2001. He is the CEO of Israel Corporation and was previously Israel Corporation's chief financial officer. Mr. Paz serves as director in various subsidiaries of Israel Corporation. He serves as director in Oil Refineries Ltd. Mr. Paz holds a BA in Economics and Accounting from Tel Aviv University.

Aviad Kaufman. Mr. Kaufman serves as director since March 2014. He is the chief executive officer of Quantum Pacific (UK) LLP, chairman of the board of Israel Corporation Ltd., and a director of Kenon Holdings Ltd., each of which may be considered associated with the same ultimate beneficiary, Mr. Idan Ofer. Previously, he served as chief financial officer of Quantum Pacific (UK) LLP. He served as director of international taxation and held various senior corporate finance roles at Amdocs Ltd. (2002-2007). Previously, Mr. Kaufman held various consultancy positions with KPMG. Mr. Kaufman is a certified public accountant and holds a BA in Accounting and Economics from the Hebrew University of Jerusalem (with honors), and an MBA majoring in Finance from Tel Aviv University.

Sagi Kabla. Mr. Kabla serves as CFO of Israel Corporation since December 2015. He serves as a board member in Oil Refineries Ltd. and previously served as senior director, business development, strategy and IR in Israel Corporation. Prior to joining Israel Corporation, Mr. Kabla held various positions at KPMG Corporate Finance. Mr. Kabla was qualified as a CPA in Israel and holds a BA in Accounting and Economics from Bar-Ilan University and an MBA (Finance) from the College of Management.

Ovadia Eli. Mr. Eli serves as director since August 2011. He served as chairman of the board of the Israel Airports Authority, Shmanim Basisim Haifa Ltd. and I.C.P.I. He was a member of the boards of directors of Salt Industries Israel Ltd., Shaarei Ribit Ltd., Zim Integrated Shipping Services Ltd. and OPC Rotem Ltd. Mr. Eli serves as chairman of Oil Refineries Ltd. Mr. Eli holds a BA in Educational Counseling and Bible Studies from the Haifa University and is a graduate of the Lifshitz Teachers Academy, Jerusalem.

Reem Aminoach. Mr. Aminoach serves as director since January 2018. He is a certified public accountant, with a BA in accounting and economics (academic honors, Dean's honor list) and an MBA in business administration, both from Tel-Aviv University. Until recently, Mr. Aminoach served as the founding partner of Shtainmetz Aminoach & Co., Certified Public Accountants. Mr. Aminoach held the military rank of brigadier general (res.) and served as Head of Budgets at the Ministry of Defense and as financial advisor to the IDF Chief of Staff. Mr. Aminoach served a director at Ofer Bros. Ltd. and as director and chairman of the audit committee at Zim Ltd. (a member of the Israel Corporation Group). Mr. Aminoach was also a member of the Board of Governors of Hadassah Hospital.

Lior Reitblatt. Mr. Reitblatt serves as director since January 2018. He has held various positions, including among others CEO of Super-Pharm (1994-2013), chairman of the board of Super-

Pharm (2013-2015), chairman of the board of Life Style Ltd. (2010-2015) and member of the board of Office Depot Ltd. (1994-2008). Mr. Reitblatt holds a BA in accounting and economics from Tel Aviv University and an MBA from the University of California, Berkeley.

Required Approval

The affirmative vote of the holders of a majority of the voting power in the Company present at the Meeting, in person or by proxy, and voting on the matter, is required for the approval of the re-election of each of the directors set forth above.

Proposed Resolutions

It is proposed that at the Meeting the following resolutions be adopted:

RESOLVED, that Johanan Locker be re-elected to the Board of Directors of the Company, effective immediately.

RESOLVED, that Avisar Paz be re-elected to the Board of Directors of the Company, effective immediately.

RESOLVED, that Aviad Kaufman be re-elected to the Board of Directors of the Company, effective immediately.

RESOLVED, that Sagi Kabla be re-elected to the Board of Directors of the Company, effective immediately.

RESOLVED, that Ovadia Eli be re-elected to the Board of Directors of the Company, effective immediately.

RESOLVED, that Reem Aminoach be re-elected to the Board of Directors of the Company, effective immediately.

RESOLVED, that Lior Reitblatt be re-elected to the Board of Directors of the Company, effective immediately.

Item 2 – Election of Dr. Nadav Kaplan as External Director

Public companies, similar to us, incorporated under Israeli law, are required by the Israeli Companies Law, to have at least two external directors. To qualify as an external director, an individual may not have, and may not have had at any time during the previous two years, any “affiliations” with the company, its controlling shareholders, relatives of its controlling shareholders or its “affiliates,” as such terms are defined in the Israeli Companies Law. In addition, no individual may serve as an external director if the individual’s position or other activities create or may create a conflict of interests with his or her role as an external director. For a period of two years from termination from office, a former external director may not serve as a director or employee of the company or provide professional services to the company for compensation. All of the external directors of a company must be members of its audit committee and compensation committee, and every other committee of a company’s board of directors that is authorized to execute powers of the board of directors must include at least one external director. External directors serve for up to three terms of three years each, and the board of directors may nominate them for additional terms under certain circumstances.

Dr. Miriam Haran's third term of three years will end on August 29, 2018. Ms. Ruth Ralbag's first term of three years (2018-2021) as external director will end on January 9, 2021.

At the Meeting, you will be asked to elect Dr. Nadav Kaplan as an external director for a three-year term, commencing on the date of this Meeting.

A brief biography of Dr. Nadav Kaplan is set forth below:

Nadav Kaplan. Dr. Kaplan serves as the chairman of the board of ORAN Safety Glass - a world leader in glass-based solutions for transportation, defense and security, from 2008. Dr. Kaplan served as chairman of the board in 11 industrial companies and was also a board member of 4 Israeli public companies. Dr. Kaplan held the military rank of Colonel (res.), served as a combat navigator (F-4 planes) in regular and reserve service (1964-1997). Prior to his retirement (1986), he was the head of the Planning Division of IAF. Dr. Kaplan holds a BA in Economics and Business Administration from Bar Ilan University, a Master of Science in Management from Massachusetts Institute of Technology (M.I.T) and Ph.D from Haifa University in Memory Studies.

The Board of Directors has determined that Dr. Kaplan complies with all the qualifications of an external director under the Israeli Companies Law, and that he complies with all the qualifications of an independent director under the NYSE rules. In addition, the Board of Directors has determined that Dr. Kaplan qualifies to serve as an “audit committee financial expert”, as defined under the SEC rules, and has "financial and accounting expertise", as defined in regulations promulgated under the Israeli Companies Law. Dr. Kaplan has confirmed that he complies with all qualifications of an external director under the Israeli Companies Law and has "financial and accounting expertise", as defined in regulations promulgated under the Israeli Companies Law.

As further detailed in Item 5 below, our board members, including our external director Mrs. Ruth Ralbag but excluding board members whom are office holders in our controlling shareholder and our Chairman of the Board, are being compensated pursuant to the "relative compensation" provisions, as set forth in the Israeli Compensation Regulations (the “Compensation Regulations”). According to the relative compensation mechanism, external directors may receive cash and/or equity compensation if certain conditions are met, including payment at a certain ratio to the compensation paid to at least two other directors who are not external directors or controlling shareholders or employed thereby, including by companies in the control of the controlling shareholders, and who are not employed by the Company (the "Other Directors"). As of February 13, 2018, Mr. Geoffery Merszei no longer serves as a board member of the Company and therefore, as of that date, there is only one Other Director serving at the date hereof. However, the Compensation Regulations stipulate that external directors are to be paid equally, thus, Dr. Kaplan, if elected, will receive the same compensation currently paid to the other serving external director, Mrs. Ruth Ralbag. Nevertheless, Dr. Kaplan will be entitled to receive equal compensation to Mrs. Ralbag only for as long as Mrs. Ralbag remains in her first term of office (i.e., until January 9, 2021). During such period, Dr. Kaplan will be entitled to receive compensation as described in Item 5 below, which is comprised of an annual and per meeting cash compensation detailed in Item 5 below, a pro-rata amount of the equity compensation for 2018 approved by the general meeting held on January 10, 2018, and the proposed equity compensation for 2019 set forth in Item 5 below subject to shareholder approval and equity compensation for the consequent years as shall be approved as set forth in Item 5 below. Upon conclusion of Mrs. Ralbag’s first term of office (i.e., as of January 9, 2021), as per our Compensation Committee and Board of Director’s decision, Dr. Kaplan’s compensation will be reduced to the fixed annual and per meeting compensation amounts paid to director who has "financial and accounting expertise" as set forth in tables in the Israeli Compensation Regulations pursuant to the classification of the Company based on its shareholders' equity. The Company has notified Dr. Kaplan of such future reduction in his compensation. Our Compensation Committee and Board of Directors further resolved that as of such time, all board members that are entitled to compensation for their service as such, will receive the reduced compensation to be paid pursuant to the compensation tables in the Compensation Regulations. In addition, if elected and throughout his entire term of office, Dr. Kaplan will be entitled to the same insurance, indemnification and exemption arrangements as currently in effect for the Company’s directors.

Required Approval

Pursuant to the Israeli Companies Law, the approval of these resolutions require the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, provided that either (i) a majority of the shares of non-controlling shareholders and shareholders who do not have a personal interest in the approval of the election of the external director (other than a personal interest that is not the result of the shareholder's relationship with a controlling shareholder) voted at the meeting vote in favor of the election of the external director. abstentions shall not be included in the total of the votes of the aforesaid shareholders; or (ii) the total number of shares among the shareholders described in clause (i) above voted against the election of the external director does not exceed two percent of the outstanding voting power in the Company.

The Israeli Companies Law requires that each shareholder voting on this proposal specifically indicate whether or not the shareholder has a "personal interest". Otherwise, the shareholder is not eligible to vote on this proposal. According to the Companies Law, a “personal interest” of a shareholder (i) includes the personal interest of the shareholder and any members of the shareholder’s family, family members of the shareholder’s spouse, or a spouse of any of the foregoing, or a personal interest of a company with respect to which the shareholder (or such family member) serves as a director or the CEO, owns at least 5% of the shares or holds 5% of the voting rights or has the right to appoint a director or the CEO, (ii) includes a personal interest of anyone voting by proxy or granting a proxy with respect to the proposal and (iii) excludes an interest arising solely from the ownership of our Ordinary Shares.

A Shareholder shall notify the Company prior to the Meeting, whether the shareholder constitutes a controlling shareholder in the Company or has a personal interest in the proposal or not, as a condition for that shareholder's right to vote and be counted. Shareholders who will not attend the Meeting in person should follow the instructions on the form of proxy card or form of written ballot or ISA's electronic voting system form, as applicable, to indicate whether or not they have a personal interest in this matter.

Proposed Resolution

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED to elect Dr. Nadav Kaplan to the Board of Directors for a three-year term as an external director, effective as of the date of this Meeting.

The Board of Directors recommends a vote FOR approval of the proposed resolution.

Item 3 – Reappointment of Somekh Chaikin, a Member of KPMG International, as our Independent Auditor

At the Meeting, pursuant to the recommendation of our Audit and Accounting Committee, the shareholders will be asked to approve the reappointment of Somekh Chaikin, a member of KPMG International, independent certified public accountants in Israel, as our independent auditor until the end of our next Annual General Meeting of Shareholders.

In accordance with our Articles of Association, our Board of Directors has the authority to determine the fees paid to our independent auditor. As contemplated by the Sarbanes-Oxley Act of 2002, our Board of Directors has delegated this authority to our Audit and Accounting Committee.

For additional information about the fees of Somekh Chaikin for 2017, please see Item 16C. 'Principal Accountant Fees and Services' in our 2017 20-F.

Required Approval

The affirmative vote of the holders of a majority of the voting power in the Company present at the Meeting, in person or by proxy, and voting on the matter is required for the approval of the proposed resolution in this matter.

Proposed Resolution

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that Somekh Chaikin be reappointed as the independent auditors of the Company until the Company's next Annual General Meeting.”

The Board of Directors recommends a vote FOR approval of the proposed resolution.

Item 4 – Review of the 2017 Financial Statements

Our audited financial statements for the year ended December 31, 2017, are included in the 2017 20-F. You may read and copy any material we file with the SEC, including the 2017 20-F, free of charge, at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains a website that contains reports, proxy and information statements and other information that we file electronically with the SEC at http://www.sec.gov. These SEC reports are also available on our website at www.icl-group.com under “Investors—Reports—Financial Reports”. These reports are not a part of this Proxy Statement. At the Meeting, we will hold a discussion with respect to the financial statements.

Item 5 – Approval of equity compensation for 2019 to certain directors.

At the Annual General Meeting of Shareholders on December 23, 2015 (the "2015 AGM"), a ‘relative cash compensation’ for Non-Executive Directors (including external directors), who shall serve from time to time, in accordance with Section 8A of the Companies Regulations (Rules Regarding Compensation and Expenses to External directors), 5760-2000 (the “Compensation Regulations”), was approved, which consists of a fixed annual fee in the amount of NIS 365,000 (approximately $100,8281) and a per meeting attendance fee in an amount equal to the lowest fee payable to external directors of companies of ICL’s size pursuant to the Compensation Regulations, as adjusted from time to time currently equals NIS 2,439 (equivalent to approximately $674) per meeting for directors who do not meet the qualifications of an expert director and NIS 3,244 (equivalent to approximately $896) per meeting for directors who meet the qualifications of expert director. As per the shareholders' approval in the extraordinary shareholders meeting that was held in February 26, 2015 (and thereafter in the general meetings that were held on December 23, 2015, January 3, 2017 and January 10, 2018), we pay the same cash and equity based compensation to all of our Non-Executive Directors, whether or not they are external directors, all in accordance with the Compensation Regulations. Accordingly, any changes to the directors’ compensation made from time to time, which require shareholder approval under Israeli law, including grants of additional equity based compensation, apply and will apply to all of our Non-Executive Directors, whether or not they are external directors2. For more information, please see our proxy statements dated January 26, 2015, November 23, 2015 and December 1, 2016. The Company also covers and/or reimburses its directors for expenses (including travel expenses) incurred in connection with meetings of the Board and its committees or performing other services for the Company in their

[1]	The equivalent U.S. dollar amounts throughout this proxy statement were caculated according to the exchange rate between the NIS and the U.S. dollar, as published by the Bank of Israel on July 9, 2018.
[2]	Note, however, that since the Company's Board of Directors currently consists of only one Other Director, the compensation currenlty paid to the external directors may not be changed as aforesaid, and therefore the annual equity compensation grant to our board members will be approved each year with equal value.

capacity as directors, in accordance with the Company's Compensation Policy and the Compensation Regulations. At the Meeting, we ask our shareholders to approve an annual equity grant award for 2019, to be granted on January 1, 2019, to each of our Non-Executive Directors who shall serve from time to time. The fixed and per meeting fees that were approved by the shareholders in the 2015 AGM will remain unchanged.

Under the Israeli Companies Law, the compensation of directors must comply with the company's compensation policy and requires the approval of the Compensation Committee, Board of Directors and shareholders, in that order. Subject to the approval of the shareholders, on June 19, 2018, our HR & Compensation Committee (the “Compensation Committee”) and our Board of Directors, approved the equity grant terms set forth below, which are in compliance with the terms and conditions of the Company’s Compensation Policy for Office Holders, as approved by the shareholders in the Extraordinary General Meeting held on August 29, 2016.

Equity based compensation:

The proposed equity based compensation consists of an annual grant award for 2019,3 to be granted on January 1, 2019 (in this item: the "Grant Date"), in the form of restricted Ordinary Shares to each Non-Executive Director (as such term is defined in Item 1 above) with a value per grant of NIS 310,000 (approximately $85,635) (the “Restricted Shares”).

Based on the indicative closing price of the Ordinary Shares on the TASE on the trading day immediately preceding the date of the Board's approval of the grant, which is NIS 17.37 (approximately $4.80) per share, each applicable director will be entitled to 17,847 Restricted Shares. The actual amount of Restricted Shares that will be allocated to each applicable director, however, will be determined according to the closing price of the Ordinary Shares on the TASE on the trading day immediately preceding the Grant Date. The Restricted Shares will fully vest in three tranches over a period of three years, as follows: (i) 33.33% will vest on the first anniversary of the Grant Date; (ii) 33.33% will vest on the second anniversary of the Grant Date; and (iii) 33.33% will vest on the third anniversary of the date of the Grant Date. If an eligible director is appointed by the Board of Directors in 2019 and prior to our next Annual General Meeting of Shareholders, he or she will receive a pro-rata amount of such equity based compensation on the same terms and conditions as the other serving directors, mutatis mutandis (while the amount of Restricted Shares that will be granted will be calculated based on the closing price of the Ordinary Shares on the TASE on the trading day immediately preceding the date of his or her appointment). Assuming the re-election, or election as the case may be, of our Non-Executive Director nominees at the Meeting, an indicative amount of 89,235 Restricted Shares will be issued to five directors pursuant to this resolution, constituting less than 0.0001% of the issued and outstanding share capital of the Company and less than 0.0001% of the voting rights (less than 0.0001% of the issued and outstanding share capital of the Company and less than 0.0001% of the voting rights, on a fully diluted basis). Dr. Miriam Haran whose tenure ends in 2018 will not be entitled to the equity based compensation for 2019.

The Restricted Shares are governed by our Equity Compensation Plan (2014), as amended in June 2016 (the “Equity Plan”), as partially described herein. In the event of a contradiction between the terms set forth in the Equity Plan and the terms set forth in this Proxy Statement, the terms set forth in this Proxy Statement shall prevail.

[3]	The grant to our Non-Executive Directors for 2018 (the "2018 Grant"), was approved by our shareholders at the General Meeting held on January 10, 2018. Our former board members, Messrs. Geoffery Merszei and Yaacov Dior, whose term of office ended on February 13 and 26, resepctively, were granted the relative portion of the 2018 Grant, with a value of NIS 51,666 (approximately $14,272).

In accordance with the Equity Plan, the Board has determined that vesting of the Restricted Shares would fully accelerate if the holder thereof ceases to serve as a director of the Company, unless he ceased to hold office due to those certain circumstances regarding early termination of office or imposition of enforcement measures, as set forth in section 231-232a and 233(2) of the Israeli Companies Law.

The Restricted Shares granted to Israeli residents will be issued pursuant to the capital gains route under Section 102 of the Israeli Income Tax Ordinance [New Version], 1961, which, among other things, conditions the applicable tax benefits upon restricted shares being held by a trustee for two years after the date of grant.

Until vested, the Restricted Shares will not be transferable and will be held by the trustee. Any dividends or other distribution paid in respect of unvested Restricted Shares will be held in trust by the trustee until such shares have vested. The voting rights in respect of unvested Restricted Shares will be exercised by the trustee.

In accordance with the Equity Plan, the Board of Directors has determined that the holder of the Restricted Shares will not pay the par value of the Restricted Shares upon their grant and that the Company will capitalize a portion of its profits into share capital in an amount equal to the par value, all in accordance with Section 304 of the Israeli Companies Law.

Reasons for the Proposal

We believe that by granting equity based compensation we provide direct economic alignment between our directors and shareholders. The proposed vesting schedule of the Restricted Shares is in line with our Compensation Policy for Officeholders, as approved by our shareholders on August 29, 2016, that provides for a gradual three-year vesting schedule. Furthermore, the applicable provisions of the Compensation Regulations require that all of our Non-Executive Directors receive the same compensation.

Given the three-year vesting schedule, which is longer than the vesting schedules of directors' equity grants at many other companies, we have decided not to impose a minimum share ownership requirement on our directors. We may consider imposing minimum share ownership requirements in future grants.

The Compensation Committee and Board of Directors noted in their approval that the proposed equity compensation, together with the cash compensation paid to our directors, is intended to compensate our Non-Executive Directors for their services and their contributions to our development and in order to help ensure the Company’s continued ability to attract and retain Board members of the highest professional level and reputation, domestically and internationally. In particular, the Compensation Committee and Board of Directors noted that the purpose of the proposed grant of Restricted Shares is to motivate the directors to seek to enhance long-term shareholder value by aligning their interests with those of our shareholders. They further noted that the overall compensation of the directors, including the proposed equity grant are reasonable, taking into consideration, among other things, the amount of time and effort required by our directors and their additional responsibility in light of our dual listing on the TASE and NYSE. Finally, the proposed equity based compensation, along with the overall compensation package for our Non-Executive Directors, is meant to provide the same compensation to all of our Non-Executive Directors, whether or not they are external directors. In light of all of the above, the Compensation Committee and Board of Directors stated that the proposed compensation is in the best interest of the Company and our shareholders.

Required Approval

Pursuant to the Israeli Companies Law and the Compensation Regulations, the approval of the equity compensation of our Non-Executive Directors requires the affirmative vote of a majority of the Ordinary Shares present, in present or by proxy, and voting on the matter, provided that either: (i) at least a majority of the shares of non-controlling shareholders and shareholders who do not have a personal interest in the resolution (other than a personal interest that is not the result of the shareholder's relationship with a controlling shareholder) are voted in favor thereof (abstentions and brokers’ non-vote are disregarded); or (ii) the total number of shares of non-controlling shareholders and of shareholders who do not have a personal interest in the resolution who voted against it does not exceed two percent of the outstanding voting power in the Company.

The Israeli Companies Law requires that each shareholder voting on this proposal specifically indicate whether or not the shareholder has such a personal interest. Otherwise, the shareholder is not eligible to vote on this proposal. According to the Israeli Companies Law, a “personal interest” of a shareholder (i) includes a personal interest of the shareholder and any members of the shareholder’s family, family members of the shareholder’s spouse, or a spouse of any of the foregoing, or a personal interest of a company in which the shareholder (or such family member) serves as a director or the CEO, owns at least 5% of the shares or holds 5% of the voting rights or has the right to appoint a director or the CEO; (ii) includes a personal interest of anyone voting by proxy or granting a proxy with respect to the proposal; and (iii) excludes an interest arising solely from the ownership of our Ordinary Shares.

A shareholder shall notify the Company prior to the Meeting, whether the shareholder constitutes a controlling shareholder in the Company or has a personal interest in the proposal or not, as a condition for that shareholder's right to vote and be counted. Shareholders who will not attend the Meeting in person should follow the instructions on the form of proxy card or form of written ballot or ISA's electronic voting system form, as applicable, to indicate whether or not they have a personal interest in this matter.

Proposed Resolutions

It is proposed that at the Meeting the following resolutions be adopted:

“RESOLVED, that the equity based compensation of the Company's Non-Executive Directors who shall serve from time to time, whether or not they are external directors, all as described in Item 5 of the Proxy Statement, be, and the same hereby are, approved.

The Board of Directors recommends a vote FOR approval of the proposed resolutions.

Item 6 – Equity compensation grant to our Executive Chairman of the Board, Mr. Johanan Locker, for 2018

It is proposed to approve an issuance to our Executive Chairman of the Board, Mr. Johanan Locker, for no consideration, of a one-time annual grant for 2018 of non-marketable options exercisable into Ordinary Shares (the “Options”) and restricted Ordinary Shares (the “Restricted Shares”) in a total value of NIS 3,300,000 (approx. $911,602). This amount is comprised of NIS 2,400,000 or $662,983 is attributable to the Options (calculated on the basis of a Black & Scholes model, and comprised of NIS 900,000 ($248,619) which is the same amount of Options that was granted in 2017, as well as an additional amount of Options for 2018 in the amount of NIS 1,500,000 ($414,365)), and NIS 900,000 or $248,619 is attributable to the Restricted Shares, which is the same amount that was granted in 2017). According to our Compensation Policy, the Equity-Based Awards granted to our Executive Chairman, will not exceed in value (based on accepted valuation methods), on the date of grant, per one (1) vesting annum $1,000,000.

Based on the indicative closing price of the Ordinary Shares on the TASE on the trading day immediately preceding the date of the Board's approval of the grant, or NIS 17.37 (approximately $4.80) per share, Mr. Locker will be entitled to 443,623 Options and 51,813 Restricted Shares. The

actual amount of Options and Restricted Shares, however, will be determined according to the closing price of the Ordinary Shares on the TASE on August 19, 2018 the trading day immediately preceding the approval of our shareholders at the General Meeting (in this item: the "Grant Date").

The Ordinary Shares that will be issuable upon exercise of the Options to be issued to Mr. Locker, as of the date of this Proxy Statement, constitute approximately 0.0003% of the issued and outstanding share capital of the Company and approximately 0.0003% of the voting rights (approximately 0.0003% of the issued and outstanding share capital of the Company and approximately 0.0003% of the voting rights, on a fully diluted basis).4 The Restricted Shares to be issued to Mr. Locker constitute less than 0.0001% of the issued and outstanding share capital of the Company and less than 0.0001% of the voting rights (less than 0.0001% of the issued and outstanding share capital of the Company and less than 0.0001% of the voting rights, on a fully diluted basis).

On June 19, 2018, our Compensation Committee and our Board of Directors, approved the equity compensation grant described in this Item 5, which terms are in compliance with the terms and conditions set forth in the Company’s Compensation Policy, subject to shareholder approval of this Item 5. The Options and the Restricted Shares are governed by our Equity Plan, subject to vesting in three equal annual tranches, with one-third of the number of Options and Restricted Shares vesting at the end of 12 months from Grant Date, one-third at the end of 24 months from the Grant Date, and one-third at the end of 36 months from the Grant Date. In the event of a contradiction between the terms set forth in the Equity Plan and the terms set forth in this Proxy Statement, the terms set forth in this Proxy Statement shall prevail. According to the terms of the Equity Plan, Mr. Locker may exercise the Options, in whole or in part, as of the date of “maturity” of each tranche and until the lapse of 7 years after the allocation date.

The Options and the Restricted Shares will be issued pursuant to the capital gains route under Section 102 of the Israeli Income Tax Ordinance [New Version], 1961, which among other things, conditions the applicable tax benefits upon the Options (or Ordinary Shares issued upon exercise thereof) and the Restricted Shares being held by a trustee for two years after the Grant Date.

According to the Equity Plan, vesting of the Options and Restricted Shares would fully accelerate if the holder thereof is no longer employed by the Company and such termination of the employment relationship is (i) within 365 days following a change of control of the Company (not including if such termination was due to dismissal under circumstances which, in the Company’s opinion, confers on the Company the right, under law, to dismiss the holder without severance pay, including the carrying out of criminal offenses and breach of fiduciary duties (“Cause”)), or (ii) in the event such holder's age plus his years’ of service to the Company equals 75 or more (not in the event of termination for Cause) (the Options and Restricted Shares shall be exercisable into shares during the 12 months beginning from the date of the end of the employment relations). Subject to the provisions of the Equity Plan, in the event of termination of employment for any reason not described above, the holder shall be entitled to exercise only the vested portion of its Options over a period of 90 days from the day of his employment termination. Any unvested Options and Restricted Shares will be cancelled upon termination of employment. In addition, according to the Equity Plan, in case of termination of employment relations due to disability or death – Mr. Locker (or inheritors or transferee thereof) shall be entitled to exercise the matured Options which have not been exercised into Shares during a period of 12 months following the termination of employment relations.

The Options and Restricted Shares will not be transferable and will be held by the trustee at least for a period of two years as aforementioned. Any dividends or other distribution paid in respect

[4]	The number of Ordinary Shares actually issued upon the exercise of Options may be lower if the Company decides to exercise its right, upon the exercise of Options, to issue or transfer Ordinary Shares to Mr. Locker only at the value of the benefit.

of unvested Restricted Shares (as long as they are held by the trustee) will be held in trust by the trustee. The voting rights in respect of unvested Restricted Shares will be exercised by the trustee.

The indicative exercise price of the Options, calculated on the basis of the 30-day average closing price per share of the Ordinary Shares on the TASE during the 30 trading days preceding the approval of our Board of Directors, is NIS 16.65 (approximately $4.60). However, the actual exercise price of the Options will be calculated according to the 30-day average closing price per share of the Ordinary Shares on the TASE during the 30 trading days preceding the Grant Date. The Exercise Price will be linked to the Israeli Consumer Price Index and will include adjustments per dividends. In accordance with the Equity Plan, the Board of Directors has determined that the holder of the Restricted Shares will not pay the par value of the Restricted Shares upon their grant and that the Company will capitalize a portion of its profits into share capital in an amount equal to the par value, all in accordance with Section 304 of the Israeli Companies Law.

The Company will be entitled, in its sole discretion, to issue a smaller number of shares upon the exercise of the Options, in lieu of payment of the exercise price, pursuant to a customary “net exercise” exercise formula. Furthermore, the terms of the Options will be subject to adjustment for capitalization events, rights offerings and cash dividends.

The Ordinary Shares underlying the Options and Restricted Shares to be granted to Mr. Locker were registered pursuant to the Registration Statement on Form S-8 that was filed by the Company with the SEC on July 6, 2015.

Reasons for the proposal

The Compensation Committee and Board of Directors noted in their approval that Mr. Locker is deeply involved in the Company's activities and supervises the management closely. Furthermore, Mr. Locker does an extraordinary work, among others, in leading ICL's strategy, its formation and execution, while focusing on the Company's core business and the continued streamlining trend. The Compensation Committee and Board of Directors noted that they believe that these actions are extremely valuable for the Company's shareholders, and therefore Mr. Locker deserves an additional equity compensation grant in the form of Options, in an amount of NIS 1,500,000 (approximately $414,365), in addition to the annual equity compensation grant he received for 2017.

Required Approval

Pursuant to the Israeli Companies Law, the approval of this resolution requires the affirmative vote of the holders of a majority of the voting power in the Company present at the Meeting, in person or by proxy, and voting on the matter, is required for the approval of the Equity compensation grant to our Executive Chairman, Mr. Johanan Locker, for 2018.

Proposed Resolution

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that the equity compensation grant to our Executive Chairman, Mr. Locker, for 2018, all as described in Item 6 of the Proxy Statement, be, and the same hereby are, approved.”

Item 7 – Approval of the annual bonus for 2017 and a Special Bonus, to our retiring Acting CEO of the Company, Mr. Asher Grinbaum

Mr. Asher Grinbaum served as ICL's Acting CEO from September 11, 2016, until May 13, 2018, after almost 45 years of employment in the Company and its subsidiaries. ICL's newly appointed Chief Executive Officer, Mr. Raviv Zoller succeeded Mr. Grinbaum, on May 14, 2018. Prior to his appointment as ICL's Acting CEO, Mr. Grinbaum served as ICL's Chief Operating Officer ("COO") from January 2008 to July 2016.

As Acting CEO, Mr. Grinbaum’s terms of employment remained unchanged and similar to the terms of employment as COO.

Subsquent to his retirement and pursuant to his employment agreement, Mr. Grinbaum is entitled to an accrued vacation period, between May 14, 2018 and July 16, 2018, to be followed by a 6 months advanced notice period. In the course of the two periods thereof, employer-employee relations will continue to apply, and will cease only on January 16, 2019.

At the Meeting, you will be asked to approve: (1) for sake of caution and good order, the annual bonus to be paid to Mr. Grinbaum for 2017, and (2) a Special Bonus to be paid to Mr. Grinbaum for his special efforts to lead ICL during his term as Acting CEO, all as more fully set forth below.

Annual Bonus for 2017

The annual bonus for 2017 to Mr. Asher Grinbaum is in an amount of NIS 1,198,000 (approximately $330,939).5 This amount reflects the outcome of implementing the annual bonus formula stipulated in the Company’s Compensation Policy, as approved by our Compensation Committee and Board of Directors on March 5 and 6, 2018, respectively6 and on June 19, 2018.

Pursuant to our Compensation Policy, a formula was determined for the calculation of the annual bonus to our CEO and Chairman of the Board. With respect to our other executive officers, the Compensation Policy provides that the annual bonuses may be determined by our Compensation Committee and Board of Directors, by means of financial indicators and/or coefficients of meeting measurable targets (key performing indicators or KPIs) and/or a qualitative evaluation. According to the resolutions of the Compensation Committee and Board of Directors, for purposes of determining the annual bonuses for 2017, the annual bonus calculation formula was applied also to the Company's other officers, including Mr. Grinbaum.

The annual bonus calculation formula (the “Annual Bonus Calculation Formula”), as per our Compensation Policy, is calculated according to multiplication of the annual target bonus by an annual financial factor. The product of this multiplication is updated upwards or downwards according to the satisfaction of measureable quantitative personal targets set in the beginning of the year (KPIs), at a rate of 50%, and according to a qualitative evaluation performance performed by the Board, at a rate of 50%. The target bonus represents the complete satisfaction (100%) of all annual targets.

The annual financial factor is calculated by adding two “sub-factors”, each having a weight of 50%. The first sub-factor is the outcome of the reported adjusted net profit for the relevant year (subject to further adjustments, if any, as approved by the Compensation Committee and the Board), divided by the average reported adjusted net profit in the three preceding years. The second financial sub-factor is the outcome of the reported adjusted operating profit for the relevant year (subject to further adjustments, if any, as approved by the Compensation Committee and the

[5]	Mr. Grinbaum, as well as other Company Officers, were not granted an annual bonus for 2016, as per the Board of Directors' decision from March 14, 2017.
[6]	The Compensation Committee and Board of Directors approval in March 2018 did not constitute a final approval of Mr. Grinbaum's annual bonus for 2017. The annual bonus for 2017 was reapproved by our Compensation Committee and Board of Directors in June 2018, and will be paid to Mr. Grinbaum subject to the approval of our Company's shareholders.

Board), divided by the average reported adjusted operating profit in the three preceding years. In 2017, no further adjustments were made by the Compensation Committee and the Board beyond the adjusted net and\or operating profit, as reported in the annual financial statements in our 2017 20-F.

As aforesaid, the annual bonus amount for 2017 to Mr. Grinbaum, reflects the outcome of implementation of the Annual Bonus Calculation Formula, in accordance with Mr. Grinbaum’s target bonus as set in his previous position as COO of the Company (and not as Acting CEO), i.e. 100% of his annual salary. The outcome of multiplying Mr. Grinbaum's target bonus with ICL's financial factor for 2017 (70%), was then increased according to an excellent satisfaction of his KPIs and exceptional satisfaction of his qualitative performance.

Note that Mr. Grinbaum may be entitled to an annual bonus for 2018, subject to the approval of our Compensation Committee and Board of Directors, in accordance with the Annual Bonus Calculation Formula and subject to the provisions of our Compensation Policy. In respect of the accrued vacation period and the advanced notice period, no Specific Personal Measurables (KPIs) will be applied.

Special Bonus

We propose to pay Mr. Grinbaum a Special Bonus in an amount of NIS 1,800,000 (approximately $497,238), in light of his exceptional contribution and remarkable efforts when serving as our Acting CEO, as further detailed in the "Reasons for the Proposal" section below. The Special Bonus was approved by our Compensation Committee and Board of Directors on June 19, 2018 (the "Special Bonus"). Subject to shareholders' approval, the Special Bonus will be paid in two installments, as follows:7

1.	NIS 1,270,000 (approximately $350,830), reflecting the relative portion of the Special Bonus for Mr. Grinbaum as Acting CEO in 2017, will be paid immediately upon the shareholders’ approval;
2.	NIS 530,000 (approximately $146,408), reflecting the relative portion of the Special Bonus for the period Mr. Grinbaum had served as Acting CEO in 2018 (i.e., until May 2018), will be paid during 2019 and subject to:

a.	The approval of the Compensation Committee and Board of Directors in 2019 to pay bonuses to Office holders in ICL for 2018;
b.	The relevant provisions of our Compensation Policy.

According to the Company's Compensation Policy, the maximum special bonus payout with respect to the CEO in any given year cannot exceed the difference between three base monthly salaries and the non-measurable components of the annual bonus payout. In addition the maximum Special Bonus payout in any given year with respect to any Executive Officer cannot exceed 6 base monthly salaries. Therefore, the proposed Special Bonus to Mr. Grinbaum is being approved in a deviation from the Company's Compensation Policy according to section 272(C) to the Israeli Companies Law.

The following table and accompanying footnotes describe the total compensation for 2017 and proforma for 2018 for Mr. Grinbaum assuming the approval of the proposed 2017 annual bonus

[7]	The Special Bonus is proposed to be granted in respect of such period, however, effectively this Special Bonus excludes the respective period in which Mr. Grinbaum had served as Acting CEO in 2016 (i.e. September to December 2016), as per the Board of Directors' decision from March 14, 2017 not to pay bonuses for 2016 to certain Company officers.

and the proposed Special Bonus, as well as assuming a grant of the 2018 annual bonus, according to the Annual Bonus Calculation Formula (as described above and below):

Asher Grinbaum(1)
	Details of the Recipient			Payments for services
Year	Position	Scope of position	Holding in equity	Base Salary (2)	Compensation (3)	Bonus	Equity based compensation (4)	Total
				US$ thousands
2017	Acting CEO, ICL	100%	*	460	699	346(5)	796(6)	1,840
2018(7)		100%	*	173	262	945(8)	-(9)	1,207

* Less than 1%

(1)	As aforesaid, as Acting CEO of ICL, Mr. Grinbaum’s terms of employment remained as they were in his last position in the Company – Chief Operating Officer (COO), prior to his appointment as Acting CEO. Mr. Grinbaum’s employment agreement (including amendments thereto), provides that Mr. Grinbaum’s basic salary would be updated twice a year according to the rise in the Consumer Price Index in the months that passed since such previous update. The employment contract is for an unlimited period and may be terminated by either party at any time by prior written notice. Mr. Grinbaum is entitled to an advance notice period of 6 months. According to the employment contract and the salary updates, as decided by our Board of Directors from time to time, Mr. Grinbaum’s monthly basic salary, as of December 31, 2017 and as of this Proxy Statement, is NIS 137,774 (approximately $38,060). Mr. Grinbaum is entitled, in addition to regular provisions for pension and severance, to additional severance pay at the rate of his last salary multiplied by the number of years that he served in ICL companies.

The above 2018 total compensation includes all proforma compensation components, as follows:

▫	The proposed Special Bonus.
▫	An assumption about the 2018 annual bonus (in an amount equal to his Target Bonus, which is circa NIS 1.6M).
▫	Total base salary cost.
▫	Mr. Grinbaum will not be granted equity compensation for 2018.

(2)	Mr. Grinbaum's annual base salary in the above table was calculated according to the actual term of office in the Company, i.e., in 2017 – a full calendar year and in 2018 - the relative portion calculated until the last day in office, May 13, 2018. As of December 31, 2017, the Company has booked full provisions respecting the base salary for the remaining period of 2018.
(3)	The salary and salary ancillaries component set out in the above table includes all of the following components: salary, social benefits, customary social and related provisions, company car and reimbursement of telephone expenses. The compensation is in accordance with our compensation policy.
(4)	The expense or income for the share-based payment component was calculated according to IFRS.
(5)	The amount specified in the table above reflects the Annual Bonus for 2017 that is proposed to be granted to Mr. Grinbaum, as further detailed in Item 7 of the Proxy Statement.

(6)	Mr. Grinbaum is subject to “Rule 75”, provided in the Company’s equity plan, as amended in June 2016, whereby in case of termination of employment relations, and provided that the years of the offeree’s age plus his years of service with the Company equal or exceed 75, all option warrants and/or restricted share units and/or restricted shares allocated thereto and yet to vest until termination of the employment relationship shall become vested, and may be exercised into shares for a period of 12 months following the termination of employer-employee relations. Therefore, the equity compensation amount in 2017, as specified in the above table, reflects the expense recorded by the Company in 2017 for the total of option warrants and restricted shares allocated to Mr. Grinbaum, based on generally accepted accounting principles.

For more information regarding Mr. Grinbaum's equity compensation, please see “Item 6. Directors, Senior Management and Employees – B. Compensation” in our 2017 20-F.

(7)	The data above respecting 2018 reflect a proforma of Mr. Grinbaum's entitlement to compensation in 2018. Mr. Grinbaum acted as Acting CEO until May 13, 2018. As of May 14, 2018, Mr. Grinbaum is entitled to an accrued vacation period, which will be followed by a 6 months advanced notice period, as per his employment agreement. During such periods employer-employee relations will continue to apply, and will cease on January 16, 2019. As of December 31, 2017, the Company has booked full provisions respecting the accrued vacation period, the advanced notice period and Mr. Grinbaum's retirement benefits, ecept for the proposed Special Bonus.
(8)	The amount specified in the table above reflects the sum of: (a) the Special Bonus proposed to be granted to Mr. Grinbaum per his significant contribution and remarkable efforts during his term as Acting CEO, as further detailed hereinabove, and (b) a sum of about $450,000, which is equal to Mr. Grinbaum's target bonus as per his previous position as the Company's COO (and, for avoidance of doubt, not as Acting CEO). This amount reflects a "proforma" annual bonus for 2018, based solely on Mr. Grinbaum's annual Target Bonus (which is NIS 1.6 million), before applying the financial factor for 2018 (as will be determined in 2019), and the KPIs and qualitative evaluation performance for 2018, the latter for the period he had served as Acting CEO in 2018 (i.e., until May 13, 2018). The actual annual bonus for 2018 will be calculated and approved in 2019, as further detailed in Item 7 of the Proxy Statement, subject to the approval of our Compensation Committee and Board of Directors, in accordance with the Annual Bonus Calculation Formula and subject to the provisions of our Compensation Policy.
(9)	Mr. Grinbaum did not receive equity based compensation in 2018.

Reasons for the proposal

The Compensation Committee and Board of Directors noted in their approval that the annual bonus amount for 2017 to Mr. Grinbaum reflects the outcome of implementation of the Annual Bonus Calculation Formula according to Mr. Grinbaum’s target bonus as set in his previous position as an Executive Vice President and COO of the Company (prior to his role as Acting CEO), and is brought for the approval of our shareholders solely for sake of caution and good order.

The Compensation Committee and Board of Directors noted in their approval of the Special Bonus, that after retiring from the Company, Mr. Grinbaum was asked in September 2016 to return to the Company as an Acting CEO. Our Company faced difficult and challenging times, following the resignation of our previous CEO and serious business decisions had to be made, some of which resulted in a write-off of certain investments in significant amounts. As Acting CEO, Mr. Grinbaum focused our business model; performed extensive cost reduction plans; reduction in ICL's net debt, and managed ICL's risks successfully. Mr. Grinbaum has acheived significant improvement of the working relations with the Company's Board od Directors as well as its management and employees and enjoyed their full trust.

In light of all of the above, the Compensation Committee and Board of Directors stated that the proposed Annual Bonus for 2017 and the Special Bonus for Mr. Grinbaum are in the best interests of the Company and our shareholders.

Required Approval

Altough Mr. Grinbaum had served as an Acting CEO and not a CEO and his terms of employment remained as they were in his last position in the Company, for the sake of caution and good order, at the Meeting, the Annual Bonus of Mr. Grinbaum for 2017 will be approved in a special majority as specified below, according to section 272(C1) of the Israeli Companies Law, and the proposed Special Bonus to Mr. Grinbaum will be approved as a deviation from the Company's compensation policy according to section 272(C) to the Israeli Companies Law.

Accordingly, the approval of the resolutions require the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, provided that either (i) at least a majority of the shares of non-controlling shareholders and shareholders who do not have a personal interest in the resolution are voted in favor thereof (abstentions and brokers non-vote are disregarded) or (ii) the total number of shares of non-controlling shareholders and of shareholders who do not have a personal interest in the resolution who voted against it does not exceed 2% of the outstanding voting power in the Company. According to the Israeli Companies Law, even if the shareholders do not approve the above proposed bonuses, the Compensation Committee and the Board of Directors may thereafter approve it, provided that they have determined based on detailed reasoning and a re-evaluation of the matter, that the proposed compensation is in the best interests of the Company despite the opposition of the shareholders.

The Israeli Companies Law requires that each shareholder voting on this proposal specifically indicate whether or not the shareholder has such a personal interest. Otherwise, the shareholder is not eligible to vote on this proposal. According to the Israeli Companies Law, a “personal interest” of a shareholder (i) includes a personal interest of the shareholder and any members of the shareholder’s family, family members of the shareholder’s spouse, or a spouse of any of the foregoing, or a personal interest of a company with respect to which the shareholder (or such family member) serves as a director or the CEO, owns at least 5% of the shares or holds at least 5% of the voting rights or has the right to appoint a director or the CEO including (ii) personal interest of anyone voting by proxy or granting a proxy with respect to the proposal and (iii) excludes an interest arising solely from the ownership of our Ordinary Shares.

A shareholder shall notify the Company prior to the Meeting, whether the shareholder constitutes a controlling shareholder in the Company or has a personal Interest in the proposal or not, as a condition for that shareholder's right to vote and be counted. Shareholders who will not attend the Meeting in person should follow the instructions on the form of proxy card or form of written ballot or ISA's electronic voting system form, as applicable, to indicate whether or not they have a personal interest in this matter.

Proposed Resolutions

It is proposed that at the Meeting the following resolutions be adopted:

“RESOLVED, that the Annual Bonus for 2017 for our retiring Acting CEO of the Company, Mr. Asher Grinbaum, as described in Item 7 of the Proxy Statement, be, and the same hereby is, approved.”

“RESOLVED, that the Special Bonus to our retiring Acting CEO of the Company, Mr. Asher Grinbaum, for the year 2017, all as described in Item 7 of the Proxy Statement, be, and the same hereby is, approved.”

“RESOLVED, that the Special Bonus to our retiring Acting CEO of the Company, Mr. Asher Grinbaum, for the relative portion he had served as Acting CEO in 2018, all as described in Item 7 of the Proxy Statement, be, and the same hereby is, approved.”

The Board of Directors recommends a vote FOR approval of the proposed resolutions.

SHAREHOLDER PROPOSALS

Any shareholder of the Company who intends to present a proposal at the 2018 Annual General Meeting of Shareholders must satisfy the requirements of the Israeli Companies Law. Under the Israeli Companies Law, shareholders who severally or jointly hold at least 1% of the Company’s outstanding voting rights. are entitled to request that the Board of Directors include a proposal in a shareholders meeting, provided that such proposal is appropriate for consideration by shareholders at such meeting. Such shareholders may present proposals for consideration at the Meeting by submitting their proposals in writing to our Corporate Secretary at the following address: Millennium Tower, 23 Aranha Street, P.O. Box 20245, Tel Aviv, 61202 Israel, Attn.: Corporate Secretary. For a shareholder proposal to be considered for inclusion in the Meeting, our Corporate Secretary must receive the written proposal no later than July 23, 2018.

POSITION STATEMENTS

In accordance with the Israeli Companies Law and regulations promulgated thereunder, any shareholder of the Company may submit to the Company a position statement on its behalf, expressing its position on an item on the agenda of the Meeting to Millennium Tower, 23 Aranha Street, P.O. Box 20245, Tel Aviv, 61202 Israel, Attn.: Corporate Secretary, no later than August 10, 2018. Any position statement received will be filed on a Current Report on Form 6-K to the SEC and the ISA.

UPDATES

If we determine that an update is required for an item on the agenda, we will publish such update by way of issuing a press release and submitting a Current Report on Form 6-K to the SEC and the ISA.

By Order of the Board of Directors, Lisa Haimovitz Senior Vice President, Global General Counsel and Corporate Secretary

Dated: July 16, 2018

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Israel Chemicals Ltd.
By:	/s/ Kobi Altman
	Name:	Kobi Altman
	Title:	Chief Financial Officer

Israel Chemicals Ltd.
By:	/s/ Lisa Haimovitz
	Name:	Lisa Haimovitz
	Title:	Senior Vice President, Global General Counsel and Corporate Secretary

Date: July 16, 2018